SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b):  Not Applicable

Item 1: Form 6-K dated February 12, 2016 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna

Name: Hoshang K Sethna

Title: Company Secretary

Dated: February 12, 2016

Jaguar
Land Rover
Jaguar Land Rover Automotive PLC
Interim Report
For the three and nine month period ended
31 December 2015
Company registered number: 06477691

This report uses:

Group, Company, Jaguar Land Rover and JLR to refer to Jaguar Land Rover Automotive plc and its subsidiaries.

EBITDA	measured as earnings before tax and adding back depreciation, amortisation, finance income, finance expense, foreign exchange gains/(losses) on financing and unrealised derivatives, commodity gains/(losses) on unrealised derivatives, exceptional items and share of gains/(losses) from joint ventures.

EBITDA margin	measured as EBITDA as a percentage of revenue.

PBT	profit before tax.

PAT	profit after tax.

Net cash	measured as cash and cash equivalents and short term deposits less total borrowings (including secured and unsecured borrowings and factoring facilities, but excluding finance leases).

Free cash flow	measured as the net change in cash and cash equivalents, less net cash in financing activities, less movement in short term deposits.

Product and other investment	measured as cash outflows relating to tangible assets, intangible assets, expensed R&D and investment in joint ventures.

FY16	Year ending 31 March 2016.

FY15	Year ended 31 March 2015.

Q2	3 months ended 30 September.

Q3	3 months ended 31 December.

Q4	3 months ended 31 March.

China JV	Chery Jaguar Land Rover Joint Venture.

Management’s discussion and analysis of financial condition and results of operations

Q3 FY16 financial results improved from Q2 on strong overall sales in the quarter, although results were still down on a year ago reflecting continuing softer sales in China and model mix offset partially by higher total wholesale volumes:

•	Total retail sales were 137.7k (incl. China JV), up 24.9% on Q2 and 23.4% over a year ago with strong sales in the UK, Europe and North America and China sales down less than in recent quarters.

•	EBITDA was £834 million (14.4% margin), up from £589 million (12.2% margin) in Q2 but down from £1,096 million (18.6%) a year ago.

•	PBT before exceptional items was £469 million, up from £88 million in Q2 but down from £685 million a year ago.

•	PBT of £499 million after a £30 million exceptional item related to the initial Tianjin insurance recoveries, up from a loss of £157 million (including £245 million charge for Tianjin) in Q2 but down from £685 million the same quarter a year ago.

•	Free cash flow before financing but after investment was positive £454 million.

Market environment

Macroeconomic conditions remained mixed during the quarter notwithstanding the significant financial market volatility seen since the start of the new calendar year. The economies of the UK and US continue to exhibit solid growth whilst more gradual growth has continued in Europe. China reported growth of 6.8% in the quarter, in line with expectations, although financial market volatility continues to reflect uncertainty over the economy, as well as the impact of falling oil prices and the stronger US Dollar on many emerging market economies.

With the expected 0.25% US rate increase in December, the US Dollar strengthened by 2.1% to 1.48 against the Pound but generally more against other currencies which weakened against the Pound (Chinese Renminbi by 1.3% to 9.74, Euro by 0.6% to 1.36 and Russian Rouble by almost 10.0% to 109.3).

Total automotive industry car volumes (units)

	Q3 FY16	Q3 FY15	Change (%)
China	6,575,800	5,545,300	18.6%
Europe (excluding UK)	1,919,856	1,751,500	9.6%
UK	536,617	518,220	3.6%
North America	4,827,153	4,483,123	7.7%
All other markets	3,465,827	3,947,562	(12.2)%

The total industry car volume data above has been compiled using relevant data available at the time of publishing this interim report, compiled from national automotive associations such as the Society of Motor Manufacturers and Traders in the UK and the ACEA in Europe, according to their segment definitions, which may differ from those used by JLR.

Jaguar Land Rover retail volume performance

Total retail volumes were 137,653 units (including China JV) for the quarter, an increase of 23.4% compared to Q3 FY15. Higher retail sales in the UK, North America, Europe and other Overseas markets were offset by lower, but improving, sales in China. Higher sales in the UK and Europe reflect strong sales of the new Jaguar XE and Discovery Sport as well as all Range Rover products. Stronger sales in North America reflect higher sales of the Discovery Sport, Discovery and Range Rover products, with the Jaguar XE still to be launched in Spring 2016. China sales were down but this is improved from the first half of the fiscal year including encouraging early sales of the locally produced Discovery Sport which was launched from the China JV in November 2015. Sales of the new Jaguar XF and 16 Model Year Jaguar XJ in China only began in December 2015 and January 2016 respectively.

By brand, Land Rover retailed 113,812 units in Q3 FY16, up 22.1% compared to the same quarter last year, primarily reflecting the introduction of the Discovery Sport, but also supported by improved performance across the range. Jaguar retailed 23,841 units, up 30.0% compared to the same quarter a year ago on the back of strong sales of the Jaguar XE while Jaguar XF and XJ volumes are down in transition to the new Jaguar XF and the refreshed 16 Model Year XJ which launched in September 2015 and December 2015 respectively.

Wholesale volumes totalled 137,631 units (excluding China JV) in Q3 FY16, up 12.6% compared to Q3 FY15. This comprised 110,607 units for Land Rover (up 7.2%) and 27,024 units for Jaguar (up 41.8%).

Jaguar Land Rover retail volume performance in key regions and by model for Q3 FY16 compared to Q3 FY15 is detailed in the following tables (figures in units, and include China JV volumes).

	Q3 FY16	Q3 FY15	Change (%)
UK	24,994	17,006	47.0%
North America	28,073	18,906	48.5%
Europe	31,828	21,535	47.8%
China *	26,879	29,745	(9.6%)
Overseas	25,879	24,333	6.4%

Total JLR	137,653	111,525	23.4%

XE	11,420	—	n/a
XF	6,802	11,104	(38.7%)
XJ	2,991	4,034	(25.9%)
XK	12	500	(97.6%)
F-TYPE	2,616	2,698	(3.0%)

Jaguar	23,841	18,336	30.0%

Defender	5,997	4,855	23.5%
Freelander	24	10,395	(99.8%)
Discovery Sport	26,588	83	>100%
Discovery	13,844	12,738	8.7%
Range Rover Sport	22,386	19,211	16.5%
Range Rover	16,567	14,442	14.7%
Range Rover Evoque	28,406	31,465	(9.7%)

Land Rover	113,812	93,189	22.1%

Total JLR	137,653	111,525	23.4%

Production of the Jaguar XK and the Land Rover Freelander models have now been discontinued.

*	China JV retail volume in Q3 FY16 was 9,010 units and retail sales began in Q4 FY15.

Revenue and profits

Q3 FY16 revenue was £5,781 million, up from £4,831 million in Q2 but down slightly from £5,879 million a year ago. Revenue for the 9 months to 31 December 2015 was £15,614 million, down £426 million compared to the same period a year ago.

EBITDA was £834 million (14.4% margin), up from £589 million (12.2%) in Q2 but down from £1,096 million (18.6%) a year ago. The year over year variance for the quarter primarily reflects continuing softer sales in China and model mix, offset partially by higher total wholesale volumes. EBITDA for the 9 months to 31 December 2015 was £2,244 million, down £872 million compared to the same 9 month period of last year.

Q3 FY16 PBT before exceptional items was £469 million, up from £88 million in Q2 but down from £685 million a year ago. The year over year variance primarily reflects

•	lower EBITDA (-£262 million)

•	higher depreciation and amortisation (-£92 million)

•	offset partially by:

•	favourable overall revaluation of unrealized FX and commodity hedges and US Dollar debt (+£118 million),

•	China JV profits of £22 million, up £36 million versus a loss of £14 million in Q3 FY15, and

•	exceptional item for initial Tianjin insurance recoveries (+£30m).

PBT before exceptional items for the 9 months to 31 December 2015 was £1,195 million, down £1,023 million compared to the 9 months to 31 December 2014. PBT after exceptional items (including initial Tianjin insurance recovery of £30 million) was £499 million for the quarter and £980 million for the 9 months to 31 December 2015.

PAT for Q3 FY16 was £440 million, compared to PAT of £593 million for the same period a year ago. PAT for the 9 months to 31 December 2015 was £840 million, compared to £1,736 million for the same 9 month period a year ago.

EBITDA reconciliation

Quarter ended 31 December (£ millions)	2015	2014
EBITDA Margin	14%	19%
EBITDA	834	1,096
Adjustments:
Depreciation and amortisation	(357)	(265)
Foreign exchange losses - financing	(36)	(64)
Foreign exchange losses - unrealised derivatives	43	(51)
Commodity losses - unrealised derivatives	(27)	(23)
Finance income	9	13
Finance expense (net)	(19)	(8)
Share of profit / (loss) from Joint Venture	22	(14)
Other	—	1

Profit before tax and exceptional item	469	685

Exceptional item	30	—

Profit before tax	499	685

Income tax expense	(59)	(92)

Profit after tax	440	593

Cash flow, liquidity and capital resources

Free cash flow before financing for Q3 FY16 was £454 million, primarily reflecting EBITDA of £834 million and positive working capital and other movements of £376 million, partially offset by total investment spending of £842 million. Total investment spending in the quarter included £765 million of capitalised investment and £77 million expensed in EBITDA.

After the free cash flow of £454 million and finance expense of £24 million, cash and financial deposits stood at £3,408 million as at 31 December 2015 (split £2,432 million of cash and cash equivalents and £976 million of deposits with maturities greater than 3 months). This includes an amount of £633 million held in subsidiaries of Jaguar Land Rover outside of the United Kingdom. The cash in some of these jurisdictions is subject to impediments to remitting cash to the UK other than through annual dividends.

As at 31 December 2015, the Company also has undrawn committed credit facilities totalling £1,870 million, all maturing in July 2020. Jaguar Land Rover also had £78 million of undrawn shorter-term committed credit facilities.

Debt

The following table shows details of the Company’s debt as at 31 December 2015.

(£ millions)	Facility amount	Outstanding	Undrawn	First call date

Committed
£500m 8.25% Senior Notes due Mar 2020*	58	58	—	Mar-16
£400m 5% Senior Notes due Feb 2022**	400	400	—	n/a
£400m 3.875% Senior Notes due Mar 2023**	400	400	—	n/a
$410m 8.125% Senior Notes due May 2021*	57	57	—	May-16
$500m 5.625% Senior Notes due Feb 2023*	337	337	—	Feb-18
$700m 4.125% Senior Notes due Dec 2018**	473	473	—	n/a
$500m 4.25% Senior Notes due Nov 2019**	337	337	—	n/a
$500m 3.50% Senior Notes due Mar 2020**	337	337	—	n/a
Revolving 5 year credit facilitiy	1,870	—	1,870	n/a
Receivable factoring facilities***	236	158	78	n/a
Finance lease obligations	12	12	—	n/a

Subtotal	4,517	2,569	1,948

Prepaid costs	—	(21)	—

Total	4,517	2,548	1,948

*	The Notes are issued by Jaguar Land Rover Automotive plc and are guaranteed on a senior unsecured basis by the guarantors Jaguar Land Rover Limited, Jaguar Land Rover Holdings Limited, Land Rover Exports Limited, JLR Nominee Company Limited and Jaguar Land Rover North America LLC.
**	The Notes are issued by Jaguar Land Rover Automotive plc and are guaranteed on a senior unsecured basis by the guarantors Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited.
***	$350 million committed receivables factoring facility issued by Jaguar Land Rover Limited and guaranteed by Jaguar Land Rover Holdings Limited. A bilateral $200 million uncommitted receivables factoring facility, also issued by Jaguar Land Rover Limited and guaranteed by Jaguar Land Rover Holdings Limited, is also available which remained undrawn as at 31 December 2015.

Acquisitions and disposals

There were no material acquisitions or disposals in the period.

Off-balance sheet financial arrangements

The Company has no off-balance sheet financial arrangements other than commitments disclosed in the condensed consolidated financial statements.

Business risks and mitigating factors

As discussed on pages 76-81, and elsewhere, of the Annual Report 2014-15 of the Company, Jaguar Land Rover is exposed to various business risks including but not limited to the uncertainty of global economic conditions, fluctuations of currency exchange rates and raw material prices.

Employees

At the end of Q3 FY16, Jaguar Land Rover employed 37,730 people worldwide including agency personnel. This compared to 33,897 at the end of Q3 FY15.

Board of Directors

The following table provides information with respect to members of the Board of Directors of Jaguar Land Rover:

Name	Position	Year appointed as Director, Chief Executive Officer
Cyrus P Mistry	Chairman and Director	2012
Andrew M. Robb	Director	2009
Dr. Ralf D. Speth	Chief Executive Officer and Director	2010
Nasser Mukhtar Munjee	Director	2012
Chandrasekaran Ramakrishnan	Director	2013

Condensed Consolidated Income Statement

For the three and nine months ended 31 December 2015 (unaudited)

		Three months ended		Nine months ended
		31 December	31 December	31 December	31 December
		2015	2014	2015	2014
(£ millions)	Note	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue		5,781	5,879	15,614	16,040
Material cost of sales excluding exceptional item		(3,496)	(3,565)	(9,318)	(9,768)
Exceptional item	2	30	—	(215)	—
Material and other cost of sales		(3,466)	(3,565)	(9,533)	(9,768)
Employee costs		(582)	(535)	(1,673)	(1,427)
Other expenses		(1,153)	(1,059)	(3,241)	(2,925)
Net impact of commodity derivatives		(44)	(24)	(117)	(16)
Development costs capitalised	3	323	303	944	850
Other income		48	94	177	150
Depreciation and amortisation		(357)	(265)	(1,040)	(743)
Foreign exchange (loss)/gain		(63)	(134)	(127)	58
Finance income	4	9	13	27	36
Finance expense (net)	4	(19)	(8)	(66)	(13)
Share of profit/(loss) from equity accounted investees		22	(14)	15	(24)

Profit before tax		499	685	980	2,218
Income tax excluding tax on exceptional item		(52)	(92)	(194)	(482)
Tax on exceptional item	9	(7)	—	54	—
Income tax	9	(59)	(92)	(140)	(482)

Profit for the period		440	593	840	1,736

Condensed Consolidated Statement of Comprehensive Income

For the three and nine months ended 31 December 2015 (unaudited)

	Three months ended		Nine months ended
	31 December	31 December	31 December	31 December
	2015	2014	2015	2014
(£ millions)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Profit for the period	440	593	840	1,736
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(86)	197	349	3
Income tax related to items that will not be reclassified	(1)	(40)	(88)	(1)

	(87)	157	261	2

Items that may be reclassified subsequently to profit or loss:
(Loss) / gain on effective cash flow hedges	(341)	(290)	328	(702)
Cash flow hedges reclassified to foreign exchange loss / (gain) in profit or loss	55	32	173	(126)
Currency translation differences	(3)	7	(17)	7
Income tax related to items that may be reclassified	53	52	(104)	166

	(236)	(199)	380	(655)

Other comprehensive (expense) / income net of tax	(323)	(42)	641	(653)

Total comprehensive income attributable to shareholders	117	551	1,481	1,083

Condensed Consolidated Balance Sheet

		31 December 2015	31 March 2015
As at (£ millions)	Note	(unaudited)	(audited)
Non-current assets
Equity accounted investees		277	280
Other financial assets		103	49
Property, plant and equipment		5,118	4,474
Intangible assets		5,406	4,952
Other assets		90	26
Deferred tax assets		358	372

Total non-current assets		11,352	10,153

Current assets
Cash and cash equivalents		2,432	3,208
Short term deposits		976	1,055
Trade receivables		1,045	1,112
Other financial assets	6	211	214
Inventories	7	2,634	2,416
Other current assets	8	387	396
Current tax assets		72	9

Total current assets		7,757	8,410

Total assets		19,109	18,563

Current liabilities
Accounts payable		4,933	5,450
Short term borrowings	14	158	156
Other financial liabilities	11	770	923
Provisions	12	495	485
Other current liabilities	13	364	374
Current tax liabilities		42	69

Total current liabilities		6,762	7,457

Non-current liabilities
Long term debt	14	2,378	2,381
Other financial liabilities	11	595	842
Provisions	12	629	639
Retirement benefit obligation	18	719	887
Other non-current liabilities		165	118
Deferred tax liabilities		490	199

Total non-current liabilities		4,976	5,066

Total liabilities		11,738	12,523

Equity attributable to shareholders
Ordinary shares		1,501	1,501
Capital redemption reserve		167	167
Reserves	16	5,703	4,372

Equity attributable to shareholders		7,371	6,040

Total liabilities and equity		19,109	18,563

These condensed consolidated interim financial statements were approved by the board of directors.

Company registered number: 6477691

Condensed Consolidated Statement of Changes in Equity

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Total equity
Balance at 1 April 2015 (audited)	1,501	167	4,372	6,040
Profit for the period	—	—	840	840
Other comprehensive income for the period	—	—	641	641

Total comprehensive income	—	—	1,481	1,481

Dividend paid	—	—	(150)	(150)

Balance at 31 December 2015 (unaudited)	1,501	167	5,703	7,371

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Total equity
Balance at 1 April 2014 (audited)	1,501	167	4,196	5,864
Profit for the period	—	—	1,736	1,736
Other comprehensive expense for the period	—	—	(653)	(653)

Total comprehensive income	—	—	1,083	1,083

Dividend paid	—	—	(150)	(150)

Balance at 31 December 2014 (unaudited)	1,501	167	5,129	6,797

Condensed Consolidated Cash Flow Statement

For the three and nine months ended 31 December 2015 (unaudited)

	Three months ended		Nine months ended
	31 December	31 December	31 December	31 December
	2015	2014	2015	2014
(£ millions)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities
Profit for the period	440	593	840	1,736
Adjustments for:
Depreciation and amortisation	357	265	1,040	743
Loss on sale of assets	1	—	4	1
Foreign exchange loss/(gain) on loans	36	59	(4)	85
Income tax expense	59	92	140	482
Finance expense (net)	19	8	66	13
Finance income	(9)	(13)	(27)	(36)
Foreign exchange (gain)/loss on derivatives	(43)	50	(94)	50
Foreign exchange (gain)/loss on short term deposits	(5)	(15)	8	(35)
Share of (profit)/loss from equity accounted investees	(22)	14	(15)	24
Exceptional item	(30)	—	215	—
Other non-cash adjustments	1	3	1	3

Cash flows from operating activities before changes in assets and liabilities	804	1,056	2,174	3,066

Trade receivables	(71)	(131)	67	(47)
Other financial assets	(4)	3	3	(9)
Other current assets	9	(147)	7	(28)
Inventories	170	37	(458)	(65)
Other non-current assets	(11)	(8)	(25)	(17)
Accounts payable	157	14	(456)	(240)
Other current liabilities	11	(106)	(7)	(75)
Other financial liabilities	24	19	142	15
Other non-current liabilities and retirement benefit obligations	87	13	228	93
Provisions	34	83	(15)	121

Cash generated from operations	1,210	833	1,660	2,814

Income tax paid	(12)	(70)	(117)	(242)

Net cash generated from operating activities	1,198	763	1,543	2,572

Cash flows used in investing activities
Investment in joint ventures	—	(52)	—	(124)
Movements in other restricted deposits	7	3	11	4
Investment in short term deposits	(1,116)	(549)	(2,604)	(2,054)
Redemption of short term deposits	1,001	913	2,675	2,145
Movements in short term deposits	(115)	364	71	91
Purchases of property, plant and equipment	(412)	(492)	(1,139)	(1,147)
Proceeds from sale of property, plant and equipment	—	—	—	1
Cash paid for intangible assets	(353)	(281)	(1,038)	(885)
Finance income received	9	13	29	35

Net cash used in investing activities	(864)	(445)	(2,066)	(2,025)

Cash flows from financing activities
Finance expenses and fees paid	(24)	(30)	(99)	(97)
Proceeds from issuance of short term borrowings	19	21	25	21
Repayment of short term borrowings	—	—	(25)	(6)
Payments of lease obligations	(1)	(1)	(4)	(4)
Proceeds from issuance of long term debt	—	313	—	313
Dividends paid	—	—	(150)	(150)

Net cash (used in)/generated from financing activities	(6)	303	(253)	77

Net change in cash and cash equivalents	328	621	(776)	624
Cash and cash equivalents at beginning of period	2,104	2,263	3,208	2,260

Cash and cash equivalents at end of period	2,432	2,884	2,432	2,884

Notes (forming part of the condensed consolidated interim financial statements)

1	Accounting policies

Basis of preparation

The information for the three and nine months ended 31 December 2015 is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover Automotive plc have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” under IFRS as adopted by the European Union (‘EU’).

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments recognised at fair value as highlighted in note 15.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2015, which were prepared in accordance with IFRS as adopted by the EU.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ statement of responsibilities section of the group’s annual report for the year ended 31 March 2015.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2015, as described in those financial statements.

2	Exceptional item

A provision against the carrying value of inventory of £245 million was recognised in the three month period ended 30 September 2015 following the group’s assessment of the physical condition of the vehicles involved in the Tianjin explosion in August 2015.

During January 2016, insurance proceeds of £30 million have been recognised as exceptional income, partially reversing the exceptional charge recognised during Q2 FY16.

The process for finalising ongoing insurance claims may take some months to conclude, so further insurance and other potential recoveries will only be recognised in future periods when paid or confirmed and have not been recognised in this period.

Due to the size of the provision recorded the charge together with the associated tax impact has been disclosed as an exceptional item. Any future recoveries will similarly be recognised as a reversal of that charge.

3	Research and development

	Three months ended		Nine months ended
	31 December	31 December	31 December	31 December
	2015	2014	2015	2014
(£ millions)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total research and development costs incurred	400	368	1,160	1,030
Research and development expensed	(77)	(65)	(216)	(180)

Development costs capitalised	323	303	944	850

Interest capitalised	19	30	55	89
Research and development expenditure credit	(23)	(24)	(59)	(50)

Total internally developed intangible additions	319	309	940	889

Notes (continued)

4	Finance income and expense

Recognised in net income

	Three months ended		Nine months ended
	31 December	31 December	31 December	31 December
	2015	2014	2015	2014
(£ millions)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Finance income	9	13	27	36

Total finance income	9	13	27	36

Total interest expense on financial liabilities measured at amortised cost	(33)	(40)	(107)	(111)
Unwind of discount on provisions	(5)	1	(15)	7
Interest capitalised	19	31	56	91

Total finance expense (net)	(19)	(8)	(66)	(13)

The capitalisation rate used to calculate borrowing costs eligible for capitalisation during the nine month period was 4.6% (nine months ended 31 December 2014: 6.0%).

5	Allowances for trade and other receivables

Changes in the allowances for trade and other receivables are as follows:

As at (£ millions)	Nine months ended 31 December 2015 (unaudited)	Year ended 31 March 2015 (audited)
At beginning of period	11	8
Charged during the period	—	3
Utilised during the period	(1)	—

At end of period	10	11

6	Other financial assets - current

As at (£ millions)	31 December 2015 (unaudited)	31 March 2015 (audited)
Advances and other receivables recoverable in cash	13	19
Derivative financial instruments	150	176
Accrued income	11	5
Other	37	14

Total current other financial assets	211	214

7	Inventories

As at (£ millions)	31 December 2015 (unaudited)	31 March 2015 (audited)
Raw materials and consumables	82	80
Work in progress	393	298
Finished goods	2,159	2,038

Total inventories	2,634	2,416

8	Other current assets

As at (£ millions)	31 December 2015 (unaudited)	31 March 2015 (audited)
Recoverable VAT	201	221
Prepaid expenses	119	106
Other	67	69

Total current other assets	387	396

Notes (continued)

9	Taxation

Recognised in the income statement

The income tax for the three and nine month periods ended 31 December 2015 and 31 December 2014 is charged at the estimated effective tax rate expected to apply for the applicable financial year ends.

The income tax expense for the nine month period ended 31 December 2015 includes a tax credit on the exceptional item as highlighted in note 2 of £54 million.

10	Capital expenditure

Capital expenditure in the nine month period was £1,107 million (nine month period to 31 December 2014: £1,273 million) on property, plant and equipment and £1,089 million (nine month period to 31 December 2014: £1,003 million) was capitalised as intangible assets (excluding the R&D tax credit). There were no impairments, material disposals or changes in use of assets.

11	Other financial liabilities

As at (£ millions)	31 December 2015 (unaudited)	31 March 2015 (audited)
Current
Finance lease obligations	6	4
Interest accrued	30	25
Derivative financial instruments	469	697
Liability for vehicles sold under a repurchase arrangement	258	197
Other payables	7	—

	770	923

Non-current
Finance lease obligations	6	9
Derivative financial instruments	588	832
Other payables	1	1

	595	842

12	Provisions

As at (£ millions)	31 December 2015 (unaudited)	31 March 2015 (audited)
Current
Product warranty	429	426
Legal and product liability	56	50
Provisions for residual risk	5	4
Provision for environmental liability	5	5

Total current provisions	495	485

Non-current
Product warranty	584	585
Provision for residual risk	11	16
Provision for environmental liability	26	26
Other employee benefits obligations	8	12

Total non-current provisions	629	639

Notes (continued)

12	Provision (continued)

(£ millions)	Nine months ended 31 December 2015 (unaudited)	Year ended 31 March 2015 (audited)
Product warranty
Opening balance	1,011	881
Provision made during the period	346	562
Provision used during the period	(357)	(430)
Impact of discounting	15	17
Foreign currency translation	(2)	(19)

Closing balance	1,013	1,011

Legal and product liability
Opening balance	50	49
Provision made during the period	23	18
Provision used during the period	(16)	(17)
Foreign currency translation	(1)	—

Closing balance	56	50

Residual risk
Opening balance	20	15
Provision made during the period	2	5
Provision used during the period	(6)	—
Foreign currency translation	—	—

Closing balance	16	20

Environmental liability
Opening balance	31	21
Provision made during the period	1	10
Provision used during the period	(1)	—

Closing balance	31	31

Product warranty provision

The group offers warranty cover in respect of manufacturing defects, which become apparent one to five years after purchase, dependent on the market in which the purchase occurred.

Legal and product liability provision

A legal and product liability provision is maintained in respect of known litigation which impacts the group. The provision primarily relates to motor accident claims, consumer complaints, dealer terminations, employment cases and personal injury claims.

Residual risk provision

In certain markets, the group is responsible for the residual risk arising on vehicles sold by dealers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements – being typically up to three years.

Environmental liability provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean up. The timing of when these costs will be incurred is not known with certainty.

13	Other current liabilities

As at (£ millions)	31 December 2015 (unaudited)	31 March 2015 (audited)
Liabilities for advances received	137	183
Deferred revenue	78	54
VAT	88	88
Others	61	49

Total current other liabilities	364	374

Notes (continued)

14	Interest bearing loans and borrowings

As at (£ millions)	31 December 2015 (unaudited)	31 March 2015 (audited)
Short term borrowings
Bank loans	158	156

Short term borrowings	158	156

Long term borrowings
EURO MTF listed debt	2,378	2,381

Long term borrowings	2,378	2,381

Finance lease obligations	12	13

Total debt	2,548	2,550

15	Financial Instruments

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments recognised at fair value. The group’s financial instruments are classified as level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices which are observable. There have been no changes in the valuation techniques used or transfers between fair value levels from those set out in note 33 to the annual consolidated financial statements for the year ended 31 March 2015.

The following tables show the carrying amounts and fair value of each category of financial assets and liabilities.

	31 December 2015		31 March 2015
As at (£ millions)	Carrying value (unaudited)	Fair value (unaudited)	Carrying value (audited)	Fair value (audited)
Cash and cash equivalents	2,432	2,432	3,208	3,208
Short-term deposits	976	976	1,055	1,055
Trade receivables	1,045	1,045	1,112	1,112
Other financial assets - current	211	211	214	214
Other financial assets - non-current	103	103	49	49

Total financial assets	4,767	4,767	5,638	5,638

	31 December 2015		31 March 2015
As at (£ millions)	Carrying value (unaudited)	Fair value (unaudited)	Carrying value (audited)	Fair value (audited)
Accounts payable	4,933	4,933	5,450	5,450
Short-term borrowings	158	158	156	156
Long-term borrowings	2,378	2,374	2,381	2,459
Other financial liabilities - current	770	770	923	923
Other financial liabilities - non-current	595	595	842	842

Total financial liabilities	8,834	8,830	9,752	9,830

Notes (continued)

16	Other reserves

The movement of reserves is as follows:

(£ millions)	Translation reserve	Hedging reserve	Retained earnings	Total reserves
Balance at 1 April 2015 (audited)	(362)	(910)	5,644	4,372
Profit for the period	—	—	840	840
Remeasurement of defined benefit obligation	—	—	349	349
Gain on effective cash flow hedges	—	328	—	328
Currency translation differences	(17)	—	—	(17)

Income tax related to items recognised in other comprehensive income	—	(70)	(88)	(158)
Cash flow hedges reclassified to foreign exchange in profit or loss	—	173	—	173

Income tax related to items reclassified to profit or loss	—	(34)	—	(34)
Dividend paid	—	—	(150)	(150)

Balance at 31 December 2015 (unaudited)	(379)	(513)	6,595	5,703

(£ millions)	Translation reserve	Hedging reserve	Retained earnings	Total reserves
Balance at 1 April 2014 (audited)	(383)	539	4,040	4,196
Profit for the period	—	—	1,736	1,736
Remeasurement of defined benefit obligation	—	—	3	3
Loss on effective cash flow hedges	—	(702)	—	(702)
Currency translation differences	7	—	—	7

Income tax related to items recognised in other comprehensive income	—	139	(1)	138
Cash flow hedges reclassified to foreign exchange in profit or loss	—	(126)	—	(126)

Income tax related to items reclassified to profit or loss	—	27	—	27
Dividend paid	—	—	(150)	(150)

Balance at 31 December 2014 (unaudited)	(376)	(123)	5,628	5,129

17	Dividends

During the three months ended 31 December 2015, no ordinary share dividend was proposed and paid (three months to 31 December 2014: £Nil).

During the nine months ended 31 December 2015, an ordinary share dividend of £150 million was proposed and paid (nine months to 31 December 2014: £150 million).

18	Employee benefits

Jaguar Land Rover Limited has pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each fund. The following table sets out the disclosure pertaining to employee benefits of Jaguar Land Rover Limited and overseas subsidiaries which operate defined benefit pension plans.

Notes (continued)

18	Employee benefits (continued)

(£ millions)	Nine months ended 31 December 2015 (unaudited)	Year ended 31 March 2015 (audited)
Change in defined benefit obligation
Defined benefit obligation at beginning of the period	7,883	6,053
Current service cost	169	168
Interest expense	197	274
Actuarial (gains) / losses arising from:
- Changes in demographic assumptions	(36)	(20)
- Changes in financial assumptions	(847)	1,454
- Experience adjustments	100	101
Past service costs	—	1
Member contributions	1	2
Benefits paid	(119)	(149)
Other adjustments	—	(1)

Defined benefit obligation at end of period	7,348	7,883

Change in plan assets
Fair value of plan assets at beginning of the period	6,997	5,382
Interest income	175	246
Remeasurement (loss) / gain on the return of plan assets, excluding amounts included in interest income	(430)	1,178
Administrative expenses	(6)	(8)
Exchange differences on foreign schemes	—	1
Employer contributions	16	346
Member contributions	1	2
Benefits paid	(119)	(149)
Other adjustments	—	(1)

Fair value of scheme assets at end of period	6,634	6,997

Amount recognised in the consolidated balance sheet consist of
Present value of defined benefit obligations	(7,348)	(7,883)
Fair value of scheme assets	6,634	6,997
Restriction on asset and onerous obligation	(5)	(1)

Net liability	(719)	(887)

Non-current liabilities	(719)	(887)

The range of assumptions used in accounting for the pension plans in both periods is set out below:

	Nine months ended 31 December 2015 (unaudited)	Year ended 31 March 2015 (audited)
Discount rate	3.9%	3.4%
Expected rate of increase in compensation level of covered employees	3.7%	3.6%
Inflation increase	3.2%	3.1%

For the valuation at 31 March 2015, the mortality assumptions used are the SAPS base table, in particular S1NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor of 115% has been used for the Jaguar Pension Plan, 110% for the Land Rover Pension Scheme, and 105%(m)/90%(f) for Jaguar Executive Pension Plan. There is an allowance for future improvements in line with the CMI (2014) projections with an allowance for long-term improvements of 1.25 percent per annum.

For the valuation at 31 December 2015 the mortality assumptions have been updated to reflect new base tables and the mortality investigation undertaken as part of the 3 yearly actuarial valuation for funding purposes. The mortality assumptions used are the S2NA tables and the Light table for members of the Jaguar Executive Pension Plan. Scaling factors of 120%(m)/110%(f) have been used for the Jaguar Pension Plan, 115%(m)/105%(f) for the Land Rover Pension Scheme, and 95%(m)/85%(f) for Jaguar Executive Pension Plan. There is an allowance for future improvements in line with the CMI (2014) projections with an allowance for long-term improvements of 1.25% per annum.

Notes (continued)

19	Commitments and contingencies

In the normal course of business, the group faces claims and assertions by various parties. The group assesses such claims and assertions and monitors the legal environment on an on-going basis, with the assistance of external legal counsel wherever necessary. The group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the group provides a disclosure in the financial statements but does not record a liability in its accounts unless the loss becomes probable.

The following is a description of claims and assertions where a potential loss is possible, but not probable. Management believe that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the group’s financial condition, results of operations, or cash flows.

Litigation

The group is involved in legal proceedings, both as plaintiff and as defendant. There are claims and potential claims of £8 million (31 March 2015: £11 million) against the company which management have not recognised as they are not considered probable, along with other claims which at this stage cannot be reliably estimated. These claims and potential claims pertain to motor accident claims, consumer complaints, employment and dealership arrangements, replacement of parts of vehicles and/or compensation for deficiency in the services by the group or its dealers.

Other taxes and dues

During the year ended 31 March 2015 the group’s Brazilian subsidiary received a demand for £28 million in relation to additional indirect taxes (PIS and COFINS) claimed as being due on local vehicle and parts sales made in 2010. The matter is currently being contested before the Brazilian appellate authorities. Professional legal opinions obtained in Brazil fully support that the basis of the tax authority’s assertion is incorrect and, as a result, the likelihood of any settlement ultimately having to be made is considered remote. Accordingly no provision has been recognised in the financial statements and the matter is disclosed here purely for the purposes of completeness.

The group had no other significant tax matters in dispute as at 31 December 2015 or 31 March 2015 where a potential loss was considered possible.

Commitments and contingencies

The group has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of capital nature aggregating £857 million (31 March 2015: £814 million) and £23 million (31 March 2015: £Nil) relating to the acquisition of intangible assets.

The group has entered into various contracts with vendors and contractors which include obligations aggregating £898 million (31 March 2015: £642 million) to purchase minimum or fixed quantities of material.

Commitments and contingencies also includes other contingent liabilities of £3 million (31 March 2015: £2 million). Inventory of £Nil (31 March 2015: £Nil) and trade receivables with a carrying amount of £158 million (31 March 2015: £156 million) and property, plant and equipment with a carrying amount of £Nil (31 March 2015: £Nil) and restricted cash with a carrying amount of £Nil (31 March 2015: £Nil) are pledged as collateral/security against the borrowings and commitments.

There are guarantees provided in the ordinary course of business of £Nil (31 March 2015: £Nil).

20	Capital Management

The group’s objectives when managing capital are to ensure the going concern operation of its entities and to maintain an efficient capital structure to reduce the cost of capital, support the corporate strategy and to meet shareholder expectations.

The group’s policy is to borrow primarily through capital market debt issues to meet anticipated funding requirements and maintain sufficient liquidity. The group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure is governed according to group policies approved by the Board and is monitored by various metrics such as debt to Adjusted EBITDA and Adjusted EBITDA to interest ratios, as per the debt covenants and rating agency guidance. Funding requirements are reviewed periodically with any debt issuances and capital distributions approved by the Board.

Notes (continued)

20	Capital Management (continued)

The following table summarises the capital of the group:

As at (£ millions)	31 December 2015 (unaudited)	31 March 2015 (audited)
Short term debt	165	160
Long term debt	2,383	2,390

Total debt*	2,548	2,550

Equity	7,371	6,040

Total capital (debt and equity)	9,919	8,590

*	Total debt includes finance lease obligations of £12 million (31 March 2015: £13 million).

21	Related party transactions

The group’s related parties principally consist of Tata Sons Ltd., subsidiaries, associates and joint ventures of Tata Sons Limited which includes Tata Motors Limited (the ultimate parent company), subsidiaries, associates and joint ventures of Tata Motors Limited. The group routinely enters into transactions with these related parties in the ordinary course of business including transactions for sale and purchase of products with its associates and joint ventures. Transactions and balances with the group’s own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances not eliminated in the consolidated condensed interim financial statements.

		2015 (unaudited)			2014 (unaudited)
Nine months ended 31 December (£ millions)	With joint ventures of the group	With Tata Sons Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries and joint ventures	With joint ventures of the group	With Tata Sons Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries and joint ventures
Sale of products	211	—	35	93	—	51
Purchase of goods	—	—	78	—	—	1
Services received	11	106	78	7	42	75
Services rendered	31	—	—	14	—	3
Trade and other receivables	45	—	25	62	—	30
Accounts payable	—	4	39	—	—	24
Dividend paid	—	—	150	—	—	150

During the period the group provided an interest free loan of £5 million to a supplier for the purpose of sourcing components on behalf of Tata Motors Limited. The loan is expected to be repaid over the next 18 months.

Compensation of key management personnel

Nine months ended 31 December (£ millions)	2015 (unaudited)	2014 (unaudited)
Key management personnel remuneration	12	19

JAGUAR LAND ROVER
JAGUAR LAND ROVER
RESULTS FOR THE QUARTER ENDED 31 DECEMBER 2015
11th FEBRUARY 2016

JAGUAR LAND ROVER
DISCLAIMER
Statements in this presentation describing the objectives, projections, estimates and expectations of Jaguar Land Rover Automotive plc and its direct and indirect subsidiaries (the “Company”, “Group” or “JLR”) may be “forward-looking statements” within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company’s operations include, among others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Company operates, changes in Government regulations, tax laws and other statutes and incidental factors.
- Q3 FY16 represents the 3 month period from 1 October 2015 to 31 December 2015
- Q2 FY16 represents the 3 month period from 1 July 2015 to 30 September 2015
- Q3 FY15 represents the 3 month period from 1 October 2014 to 31 December 2014
- 9M FY16 represents the 9 month period from 1 April 2015 to 31 December 2015
- 9M FY15 represents the 9 month period from 1 April 2014 to 31 December 2014
Consolidated results of Jaguar Land Rover Automotive plc and its subsidiaries contained in the presentation are unaudited and presented under IFRS as approved in the EU.
Retail volume data includes and wholesale volume excludes sales from unconsolidated Chinese joint venture.

JAGUAR LAND ROVER
PARTICIPANTS
Kenneth Gregor
CFO Jaguar Land Rover
Bennett Birgbauer
Treasurer Jaguar Land Rover
C. Ramakrishnan
Group CFO Tata Motors

JAGUAR LAND ROVER
AGENDA
Financial performance for the quarter 5
Other developments 18
Closing Q&A 20

JAGUAR LAND ROVER
FINANCIAL PERFORMANCE
QUARTER 3 FISCAL YEAR 2016

JAGUAR LAND ROVER
Q3 FY16 FINANCIAL RESULTS
SOLID IMPROVEMENT ON Q2 FY16 WITH RECORD SALES
Record quarterly retail volumes of 137,653, up 23.4% year on year, with Jaguar up 30.0% and Land Rover up 22.1%
Revenue £5.8b, down from £5.9b in Q3 FY15 but up from £4.8b in Q2 FY16
EBITDA £834m (14.4% margin), down from £1,096m (18.6%) in Q3 FY15 but up from £589m (12.2%) in Q2 FY16
PBT £499m after £30m exceptional item for initial Tianjin insurance recoveries
Profit after tax £440m
Free cash flow before financing £454m after investment of £842m
Cash and deposits £3.4b and 5 year undrawn revolving credit facility £1.9b

JAGUAR LAND ROVER
KEY FINANCIAL METRICS

(£ millions, unless stated)	Q3 FY16	Change vs Q3 FY15	Change vs Q2 FY16	9M FY16	Change vs 9M FY15
Retail volumes incl. China JV (‘000 units)	137.7	26.2	27.5	362.8	24.9
Wholesale volumes excl. China JV (‘000 units)	137.6	15.4	26.4	359.4	18.1
Revenues	5,781	(98)	950	15,614	(426)
EBITDA *	834	(262)	245	2,244	(872)
EBITDA %	14.4%	(4.2 ppt)	2.2 ppt	14.4%	(5.1 ppt)
Profit before tax and exceptional item	469	(216)	381	1,195	(1,023)
Exceptional item	30	30	275	(215)	(215)
Profit before tax	499	(186)	656	980	(1,238)
Profit after tax	440	(153)	532	840	(896)
Free cash flow (before financing)	454	483	672	(602)	(1,093)
Cash	3,408	(619)	448	3,408	(619)

*EBITDA defined to include the revaluation of current assets and liabilities and realised FX and commodity hedges but excludes the revaluation of foreign currency debt, exceptional item and unrealised FX and commodity hedges

JAGUAR LAND ROVER
RETAIL VOLUMES BY GEOGRAPHY Q3 FY16
UP 23% YEAR ON YEAR
Units in ‘000
UK Up 47%
North America Up 48%
China * Down (10)%
Q3 FY16
17.0 25.0 18.9 28.1 29.7 26.9
13.2 19.0 14.7 24.6 9.0*
3.8 6.0 4.3 3.5 24.9 12.8
4.9 5.1
Overseas, 19%
UK, 18%
Europe (ex. Russia), 23%
North America, 20%
China Region, 20%
Q3 FY15
137,653 Units
Q3 FY16 Q3 FY15 Q3 FY16 Q3 FY15 Q3 FY16
Europe Overseas Q3 FY15
Up 48% Up 6%
21.5 31.8 24.3 25.9
26.3 21.2 22.1 19.2
2.3 5.5 3.1 3.8
Q3 FY15 Q3 FY16 Q3 FY15 Q3 FY16
Overseas, 22%
UK, 15%
Europe (ex. Russia), 19%
North America, 17%
China Region, 27%
111,525 Units
Land Rover Jaguar
* Includes sales from China JV 9,010 units

RETAIL VOLUMES BY CARLINE Q3 FY16
STRONG SALES OF NEW XE AND DISCOVERY SPORT
Units in ‘000
Jaguar - Q3 FY16 vs Q3 FY15 Land Rover - Q3 FY16 vs Q3 FY15
Up 30% Up 22%
113.8
93.2 28.4 Range Rover Evoque*
Range Rover
F-TYPE
31.5
XK 16.6 Range Rover Sport
XJ
22.4 Discovery
XF 14.4
XE 19.2 13.8 Discovery Sport*
23.8 Freelander
18.3 0.0 2.6 12.7
2.7 3.0 26.6 Defender
0.5 4.0 6.8 0.1
10.4
— 11.1 11.4 4.9 0.0 6.0
Q3 FY15 Q3 FY16 Q3 FY15 Q3 FY16
* Includes sales from China JV - 9,010 units

Q3 FY16 PROFITS YEAR ON YEAR
Revenue £5,781m, down slightly (£98m) from Q3 FY15 (but up £950m from Q2 FY16).
EBITDA £834m (14.4% margin), down £262m (but up £245m from Q2 FY16), reflecting:
Softer sales in China and model mix
Non recurrence from Q3 FY15 of annual China tax rebate (received in Q1 this year) and other items
Offset partially by higher wholesale volume
PBT £499m after exceptional items, down £186m (but up £656m from Q2 FY16), primarily explained by:
Lower EBITDA (£262m)
Higher depreciation and amortisation (£92m)
Offset partially by:
favourable overall revaluation of unrealized FX and commodity hedges and Dollar debt (+£118m)
China JV profits of £22m (+£36m)
exceptional item for initial Tianjin insurance recoveries (+£30m)
Profit after tax of £440m after a favourable £62m one-time deferred tax credit arising as a result of announced future reductions in the rate of UK Corporation Tax (reducing from 20% down to 19% for FY18 - FY20 and 18% thereafter)

CONSOLIDATED CASH FLOW
INVESTMENT LARGELY FUNDED BY EBITDA
Trade receivables (71)
1,000 Inventories 170
+77 (842) Accounts payable 157
900 834 Other current assets and liabilities 8
800 Other non-current assets and liabilities 112
700
600
500 +376 (12) +21 454
400
300
200

0
EBITDA Expensed investment Total product and other investment Working capital and non-cash accruals Tax Paid Other (incl finance income) Free cash flow (before financing)

FINANCING STRUCTURE
STRONG LIQUIDITY
6,000 Total Balance Sheet Debt
at 31 Dec 2015 £mn
5,000 Short term borrowings 158
1,870 Long term debt 2,399
4,000
Total 2,557
3,000
2,000
3,408
1,870
1,000
57 737
472 337 396 400
— —
Liquidity CY15 CY16 CY17 CY18 CY19 CY20 CY21 CY22 CY23
Cash and financial deposits Existing senior notes Undrawn New RCF
The debt above reflects the face value of outstanding indebtedness but excludes prepaid (capitalised) issuance costs of £21m and finance leases of £12m.

EXCITING NEW PRODUCTS
RECENT AND UPCOMING PRODUCTS TO DRIVE GROWTH

Evoque 16MY - Launched Aug 15	All new lightweight XF - Launched Sep 15	China JV Discovery Sport - Launched Nov 15
XJ 16MY - Launched Dec 2015	F-PACE - Launching in 2016	XE - Launching in US 2016

The Jaguar XE has been nominated for the European Car of the Year Award.

OTHER DEVELOPMENTS
INVESTING IN MANUFACTURING BASE AND TECHNOLOGY

UK Engine Plant	Slovakia Plant	Electrification
Additional £450m investment announced	Investment agreement to build a manufacturing plant in the city of Nitra	JLR is exploring plug-in hybrid and battery electric vehicles
£1b total investment	Initial investment of over £1bn 150,000 units of capacity per annum	Jaguar recently announced that it would be competing in the FIA Formula E championship from August 2016
2.0-litre diesel engine now available in the new Jaguar XF, Range Rover Evoque and the Land Rover Discovery Sport	Employment of 2,600 people with production commencing in 2018	Presenting a unique and exciting opportunity for JLR to further the development of its future electric powertrain technology
Potential further JLR investment of £500m to expand capacity to 300,000 units per annum and create an additional 1,300 jobs subject to a further feasibility study

LOOKING AHEAD
INVESTMENT AND NEW PRODUCTS TO DRIVE GROWTH
Updated investment guidance
JLR’s strategy continues to be to invest in new products, technology and manufacturing capacity to grow profitably.
We now expect investment spending in the region of £3.3b in 2015/16.
JLR intends to continue to drive strong operating cash flow to fund investment.
Given continuing investment, free cash flow could be negative in the near and medium term, however, we expect that our strong balance sheet, including total cash and short-term investments of £3.4b and undrawn long-term credit lines of £1.9b at 31 December 2015, as well as proven access to capital markets and bank funding would support our investment plans as required.
New products
Jaguar Land Rover plans to continue to build on recent successful product launches and is focusing on the upcoming launches of the Jaguar XE in the US and the Jaguar F-PACE in Spring 2016 followed by the Evoque Convertible and others yet to be announced.
These new products are expected to drive solid profitable volume growth for JLR going forward.

RETAIL VOLUMES BY GEOGRAPHY JAN
JLR RETAIL VOLUME OF 46,016 up 24%
Units in ‘000
UK Up 36% 5.8 5.0 0.8 Jan FY15 7.9 5.7 2.2 Jan FY16
North America Up 9% 7.1 5.7 1.3 Jan FY15 7.7 6.2 1.4 Jan FY16
China* Up 5% 10.8 9.0 1.8 Jan FY15 11.4 4.4 9.9 1.5 Jan FY16
Europe Up 65% 7.1 6.4 0.7 Jan FY15 11.8 10.2 1.6 Jan FY16
Overseas Up 15% 6.3 5.4 0.9 Jan FY15 7.2 6.1 1.1 Jan FY16
Jan FY16
Overseas, 16%
UK, 17%
North America, 17%
China Region, 25%
Europe (ex. Russia), 26%
46,016 Units
Jan FY15
Overseas, 17%
UK, 16%
North America, 19%
China Region, 29%
Europe (ex. Russia), 19%
37,137 Units
* Total volumes includes sales from China JV – 5,420 units

JAGUAR LAND ROVER
Q&A
KENNETH GREGOR CFO, JAGUAR LAND ROVER

JAGUAR LAND ROVER
Thank You
Kenneth Gregor
CFO, Jaguar Land Rover
C. Ramakrishnan
Group CFO, Tata Motors
Bennett Birgbauer
Treasurer, Jaguar Land Rover
Jaguar Land Rover Investor Relations
investor@jaguarlandrover.com
Tata Motors Investor Relations
Ir_tml@tatamotors.com
Jaguar Land Rover
Abbey Road, Whitley, Coventry CV3 4LF
Jaguarlandrover.com

JAGUAR LAND ROVER
ADDITIONAL SLIDES

JAGUAR LAND ROVER
INCOME STATEMENT
Change vs Change vs Change vs (£ millions, unless stated) Q3 FY16 Q3 FY15 Q2 FY16 9M FY16 9M FY15
Revenues 5,781 (98) 950 15,614 (426)
Material and other cost of sales (3,496) 69 (580) (9,318) 450
Employee costs (582) (47) (43) (1,673) (246)
Other (expense) /Income(1) (1,192) (206) (99) (3,323) (744)
Product development costs capitalised 323 20 17 944 94
EBITDA 834 (262) 245 2,244 (872)
Depreciation and amortisation (357) (92) 8 (1,040) (297)
Debt/unrealised hedges MTM(2) (20) 118 94 15 168
Net finance (expense) / income and other (10) (16) 11 (39) (61)
Share of profit / (Loss) from Joint Venture 22 36 23 15 39
Profit before tax and exceptional item 469 (216) 381 1,195 (1,023)
Exceptional item 30 30 275 (215) (215)
Profit before tax 499 (186) 656 980 (1,238)
Income tax expense (59) 33 (124) (140) 342
Profit after tax 440 (153) 532 840 (896)
1) Includes mark to market of current assets and liabilities and realised gains/losses on matured FX and commodity hedges
2) Includes mark to market of unrealised FX options (time value) and commodity hedges and revaluation of foreign currency debt

JAGUAR LAND ROVER
PRODUCT AND OTHER INVESTMENT
CAPITAL EXPENDITURE TO GROW THE BUSINESS
Change vs Change vs Change vs (£ millions, unless stated) Q3 FY16 Q3 FY15 Q2 FY16 9M FY16 9M FY15
24 27
R&D expense
Capitalised 323 20 17 944 94
Expensed 77 12 2 216 36
Total R&D expense 400 32 19 1,160 130
Investment in tangible and other intangible assets 442 (80) 48 1,233 (73)
Total product and other investment 842 (48) 67 2,393 57
Capital investment as % of revenue 14.6% (0.5 ppt) 9.6 ppt 15.3% 0.7 ppt
Of which capitalised 765 (60) 65 2,177 21

JAGUAR LAND ROVER
WHOLESALE VOLUMES BY GEOGRAPHY Q3 FY16
US, UK, EUROPE, OVERSEAS UP; CHINA DOWN
Units in ‘000
UK North America China * Q3 FY16
Up 49% Up 45% Down (54)%
Overseas, 21%
UK, 19%
26.0 30.5 34.1
North America, 22%
17.5 21.0
Europe (ex. Russia), 27%
18.3 26.1 29.1 15.8
13.9 16.1 10.4 7.7
China Region, 11%
3.6 4.9 4.4 5.0 5.4
Q3 FY15 Q3 FY16 Q3 FY15 Q3 FY16 Q3 FY15 Q3 FY16 137,631 Units
Europe Overseas Q3 FY15
Up 47% Up 16% UK, 14%
Overseas, 20%
North America, 17%
37.2 28.2
24.3
Europe (ex. Russia), 21%
25.3
32.0 23.8
21.3
22.7
China Region, 28%
Land Rover 2.6 5.2 2.9 4.4
Jaguar Q3 FY15 Q3 FY16 Q3 FY15 Q3 FY16 122,187 Units
* Total volumes excludes sales from China JV – 12,830 units

JAGUAR LAND ROVER
WHOLESALE VOLUMES BY CARLINE Q3 FY16
STRONG SALES OF NEW XE AND DISCOVERY SPORT
Units in ‘000
0.2
Jaguar - Q3 FY16 vs Q3 FY15
Up 42%
19.1
2.8
4.4
11.7
Q3 FY15
0.0
27.0
2.7 2.9
10.0
11.4
Q3 FY16
Land Rover - Q3 FY16 vs Q3 FY15
F_TYPE
XK
XJ
XF
XE
Up 7%
103.1
35.3
16.3
22.2
15.1
0.0
8.8
5.4
Q3 FY15
0.2
110.6
23.9
17.5
23.1
15.3
24.9
5.7
Q3 FY16
Range Rover Evoque* Range Rover
Range Rover Sport
Discovery
Discovery Sport*
Freelander
Defender
* Total volumes excludes sales from China JV – 12,830 units

JAGUAR LAND ROVER
RETAIL VOLUMES BY GEOGRAPHY – YTD
US, UK AND EUROPE UP; CHINA AND OVERSEAS DOWN
Units in ‘000
58.0
45.1
12.9
9m FY15
UK
Up 24%
71.9
53.0
19.0
9m FY16
North America
55.1
42.9
12.1
9m FY15
Up 29%
70.8
59.7
11.1
9m FY16
China *
Down (25)%
92.4
75.9
16.5
9m FY15
9m FY16
68.9 19.4
38.7
10.8
9m FY16
Overseas, 19%
Europe (ex. Russia), 23%
China Region,
19%
362,758 Units
UK, 20%
North America, 20%
Europe
Up 37%
61.4
54.4
7.0
9m FY15
83.8
69.6
14.3
9m FY16
Overseas
Down (5)%
71.0
62.0
9.0
9m FY15
67.3
57.9
9.5
9m FY16
9m FY15
Overseas, 21%
Europe (ex. Russia), 18%
China Region, 27%
337,902 Units
UK, 17%
North America, 16%
* Total volumes includes sales from China JV – 19,398 units
Land Rover
Jaguar

RETAIL VOLUMES BY CARLINE - YTD
STRONG SALES OF NEW XE AND DISCOVERY SPORT
JAGUAR LAND ROVER
Units in ‘000
Jaguar - 9m FY16 vs 9m FY15
Land Rover -9m FY16 vs 9m FY15
Up 12% Up 6% 298.2
280.4
92.9
77.6
Range Rover Evoque*
F_TYPE Range Rover
XK 43.8 Range Rover Sport
XJ 40.6 62.7 Discovery
XF
XE 59.2 35.3 Discovery Sport*
57.5 64.6 33.8 Freelander
9.2 0.2 8.7 8.8 0.1 61.6 Defender
2.3
12.8 23.2 40.9
- 33.2 23.6 12.9 0.2 17.0
9m FY15 9m FY16 9m FY15 9m FY16
* Total volumes includes sales from China JV - 19,398 units - 25 -

WHOLESALE VOLUMES BY GEOGRAPHY - YTD
US, UK, EUROPE UP; CHINA, OVERSEAS DOWN
JAGUAR LAND ROVER
Units in ‘000
UK North America China * 9m FY16
Up 31% Up 43% Down (51)%
74.7 78.0 96.1 Overseas, 20% UK, 21%
57.0 52.2 54.5 66.6 46.7 Europe (ex. Russia), 25% North America, 22%
44.9 22.4 43.4 78.9 36.2 China Region,
12.1 11.1 11.4 17.3 10.5 13%
9m FY15 9m FY16 9m FY15 9m FY16 9m FY15 9m FY16 359,439 Units
Europe Overseas 9m FY15
Up 42% Down (0)%
Overseas, 21% UK, 17%
89.3 70.8 70.8 North America, 16%
62.9 73.8 62.0 60.7 Europe (ex. Russia), 18%
55.8
China Region, 28%
Land Rover 7.1 15.5 8.8 10.1
Jaguar 9m FY15 9m FY16 9m FY15 9m FY16 341,318 Units
* Total volumes excludes sales from China JV - 22,219 units - 26 -

WHOLESALE VOLUMES BY CARLINE - YTD
STRONG SALES OF NEW XE AND DISCOVERY SPORT
JAGUAR LAND ROVER
Units in ‘000
Jaguar - 9m FY16 vs 9m FY15 Land Rover - 9m FY16 vs 9m FY15
Up 24% 284.9 Up 2% 289.5
94.6 64.0 Range Rover Evoque*
F_TYPE 44.8 Range Rover
XK Range Rover Sport
XJ 43.3
63.8 Discovery
XF
69.9 XE 59.8 37.0 Discovery Sport* Freelander
56.4 35.7
0.1 9.5
9.3 7.4 0.0 61.6 Defender
1.9 12.7 23.8 37.9
32.5 29.1 1.3
- 13.6 17.0
9m FY15 9m FY16 9m FY15 9m FY16
* Total volumes excludes sales from China JV - 22,219 units - 27 -

RETAIL VOLUMES BY CARLINE JAN
JLR RETAIL VOLUME OF 46,016
JAGUAR LAND ROVER
up 24%
Units in ‘000 Jaguar - Jan FY16 vs Jan FY15 Land Rover - Jan FY16 vs Jan FY15
Up 44% Up 20%
38.1 Range Rover Evoque*
31.6 9.7 Range Rover
F-TYPE
XK 10.3 5.0 Range Rover Sport
XJ Discovery
XF 6.8
4.8
XE Discovery
4.8 Sport*
7.5 Freelander
7.9
5.5 0.0 0.8 0.6 5.1 9.5 Defender
0.1 0.8 1.2 2.9 0.4
- 3.4 3.7 1.9 - 2.3
1.4
Jan FY15 Jan FY16 Jan FY15 Jan FY16
* Total volumes includes sales from China JV - 5,420 units - 28 -

WHOLESALE VOLUMES BY GEOGRAPHY JAN
JLR WHOLESALE VOLUME OF 42,249 up 16%
JAGUAR LAND ROVER
Units in ‘000
UK North America China* Jan FY16
Up 39% Up 7% Down (30)%
8.9 7.9 8.4 7.1 Overseas, 17% UK, 21%
6.4 7.0 6.8 6.4 5.4 5.0 Europe (ex. Russia), 30% North America, 20%
5.5 1.9 2.1 1.7 3.6 China Region,
0.9 1.1 1.4 12%
Jan FY15 Jan FY16 Jan FY15 Jan FY16 Jan FY15 Jan FY16 42,249 Units
Europe Overseas Jan FY15
Up 76% Down (8)%
Overseas, 22% UK, 18%
7.2 12.6 7.9 7.3 Europe (ex. Russia), 20% North America, 22%
6.5 10.8 7.0 5.9 China Region, 20%
0.7 1.8 0.9 1.4
Jan FY15 Jan FY16 Jan FY15 Jan FY16 36,527 Units
* Total volumes excludes sales from China JV - 3,286 units - 29 -

WHOLESALE VOLUMES BY CARLINE JAN
JLR WHOLESALE VOLUME OF 42,249
JAGUAR LAND ROVER
up 16%
Units in ‘000
Jaguar - Jan FY16 vs Jan FY15 Land Rover - Jan FY16 vs Jan FY15
Up 62% Up 8%
33.7
31.2 Range Rover
Evoque*
7.5
Range Rover
F-TYPE 9.4
XK 4.4 Range Rover
Sport
XJ
Discovery
XF 5.3 6.9
XE Discovery
8.8 4.8 Sport*
0.9 8.6 Freelander
5.3 0.0
0.7 1.3 4.7 7.9 Defender
0.0 3.3 0.8 0.0
1.2 3.3 3.2 0.5 1.7 2.3
Jan FY15 Jan FY16 Jan FY15 Jan FY16
* Total volumes includes sales from China JV - 3,286 units - 30 -

FINANCING STRUCTURE
STRONG LIQUIDITY
JAGUAR LAND ROVER
(£ millions, unless stated) Q3 FY16 Q3 FY15 Change Q2 FY16 Change
Cash and cash equivalents 2,432 2,884 (452) 2,104 (2,556)
Financial deposits 976 1,143 (167) 856 (1,023)
Cash and financial deposits 3,408 4,027 (619) 2,960 (3,579)
Undrawn 5 years revolving credit facilities 1,870 1,485 385 1,870 (1,485)
Total liquidity 5,278 5,512 (234) 4,830 (5,064)
Total equity 7,371 6,797 574 7,254 (6,680)
Total debt2 (2,548) (2,437) (111) (2,491) 2,380
Net cash 860 1,590 (730) 469 (1,199)
Total debt/EBITDA1 0.6x 0.6x 0.0x 0.7x 0.0x
Total debt/equity 0.3x 0.4x (0.1)x 0.3x 0.0x
1) EBITDA stated on a rolling 12 month basis
2) Total debt includes outstanding bonds net of amortised fees, short term financing and finance leases

CONSOLIDATED CASH FLOW
INVESTMENT LARGELY FUNDED BY EBITDA
Quarter ended 31 December 9 months ended 31 December
(£ millions, unless stated) 2015 2014 Change 2015 2014 Change
EBITDA 834 1,096 (262) 2,244 3,116 (872)
Working capital and non cash accruals 376 (263) 639 (584) (302) (282)
Tax paid (12) (70) 58 (117) (242) 125
Cash flow from operations 1,198 763 435 1,543 2,572 (1,029)
Investment in fixed and intangible assets (765) (825) 60 (2,177) (2,156) (21)
Other (including finance income) 21 33 (12) 32 75 (43)
Free cash flow (before financing) 454 (29) 483 (602) 491 (1,093)
Changes in debt 18 333 (315) (4) 324 (328)
Finance expenses and fees (24) (30) 6 (99) (97) (2)
Dividends paid - - - (150) (150) -
Net change in cash & financial deposits 448 274 174 (855) 568 (1,423)
*YTD includes adjustment to reflect non-cash impact on inventory of Tianjin writedown in Q2 FY16